Exhibit 99.2

WiLAN and 01 Communique Announce License Agreement with Bomgar

OTTAWA and TORONTO, Canada – June 11, 2012 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN), together with 01 Communique Laboratory Inc. (“01 Communique”) (TSX:ONE), today announced that the Company and 01 Communique have entered into a Settlement and Patent License Agreement with Bomgar Corporation (“Bomgar”), which settles all litigation among the parties and provides Bomgar with a license to 01 Communique’s US Patent Nos. 6,928,479 and 6,938,076, US Patent App. No. 95/001,018, Canada Patent No. 2,309,398 and certain patents issuing from or claiming priority to the foregoing.

This is the first license that has been achieved under the previously announced partnership between WiLAN and 01 Communique. WiLAN’s Gladios Division (“Gladios”) had day-to-day responsibility for developing the licensing program as per the terms of the agreement with 01 Communique. Gladios partners with patent owners to develop licensing programs.

Due to a confidentiality clause in the agreement financial terms have not been disclosed.

“This Settlement and Patent License Agreement represents an important milestone for our business,” said Andrew Cheung, President and CEO, 01 Communique. “We believe our technology is fundamental and groundbreaking and hope that other companies competing against us will now respect our intellectual property. We are very pleased with the results that were achieved by working closely with WiLAN’s Gladios division, which is a testimony to the professionalism and quality of their team. We look forward to continued success and to working closely with the Gladios team on additional programs.”

“Our partnership with 01 Communique is important for WiLAN and I believe the results we have delivered for them speak to the overall strength of the Gladios partnership model, our licensing program and the expertise of the team,” said Michael Vladescu COO, WiLAN. “I am confident that the Gladios program will continue to grow and look forward to reaping rewards for many patent owners in the future.”

www.wilan.com	© copyright Wi-LAN 2012	1

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 255 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

About 01 Communique

Established in 1992, 01 Communique (TSX: ONE) offers a suite of remote access services designed for small-medium sized business, mobile professionals and IT service providers. 01's software as a service offerings are deployed on-demand and include functionality enabling on-line meetings, remote computing and IT support. 01’s suite of products includes its remote access offering I’m InTouch (www.imintouch.com), its online meeting offering (www.imintouchmeeting.com) and its remote support offering I’m OnCall (www.imoncall.com) products are protected in the U.S.A. by its patents #6928479 / #6938076 and in Canada by Patent No. 2,309,398. For more information, visit www.01com.com or call (905) 795-2888 or (800) 668-2185 (North America only).

Forward-looking Information

Certain statements in this news release may constitute “forward-looking” statements which involve known and unknown risks, uncertainties and other factors which may cause 01 Communique’s and/or WiLAN’s respective actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this news release, such statements use such words as “believe”, “hope”, “look forward”, “am confident”, “will continue” and other similar terminology. These statements reflect 01 Communique’s and/or WiLAN’s current respective expectations regarding future events and operating performance and speak only as of the date of this news release.  Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved.  A number of factors could cause 01 Communique’s and/or WiLAN’s actual respective results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed under “Risk Factors” in 01 Communique’s December 14, 2011 annual information form filed on SEDAR and WiLAN’s March 9, 2012 annual information form filed on SEDAR and EDGAR.  Although the forward-looking statements contained in this news release are based upon what 01 Communique’s and WiLAN’s respective management believes are reasonable assumptions, neither 01 Communique nor WiLAN can assure investors that their actual respective results will be consistent with these forward looking statements. These forward-looking statements are made as of the date of this news release, and neither 01 Communique nor WiLAN assumes any obligation to update or revise them to reflect new events or circumstances.

All trademarks and brands mentioned in this release are the property of their respective owners.

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Kathryn Hughes	Tyler Burns
Director, Marketing & Communications	Director, Investor Relations
O: 613.688.4897	O: 613.688.4330
C: 613.898.6781	C: 613.697.0367
E: khughes@wilan.com	E: tburns@wilan.com

www.wilan.com	© copyright Wi-LAN 2012	2